

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2023

Fred Lampropoulos
Chief Executive Officer
Merit Medical Systems Inc.
1600 West Merit Parkway
South Jordan, Utah 84095

Re: Merit Medical Systems Inc.
    Definitive Proxy Statement on Schedule 14A
    Filed April 4, 2023
    File No. 000-18592

Dear Fred Lampropoulos:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed April 4, 2023

Pay Versus Performance, page 68

1. Please ensure that the amounts included in the pay versus performance table with respect to your total shareholder return and your peer group total shareholder return are presented as dollar figures and not as percentages. Refer to Regulation S-K Item 402(v)(2)(iv).

2. It appears that you have not provided the relationship disclosures required by Regulation S-K Item 402(v)(5). Please provide this required disclosure in its entirety. Although you may provide this information graphically, narratively, or a combination of the two, this disclosure must be separate from the pay versus performance table required by Regulation S-K Item 402(v)(1) and must provide a clear description of each separate relationship indicated in Regulation S-K Item 402(v)(5)(i)-(iv). Please note, it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation.

3. Please provide a Tabular List that includes your Company-Selected Measure and at least three, and up to seven, financial performance measures, which represent the most important financial performance measures that you use to link compensation actually paid to your named executive officers, for the most recently completed fiscal year, to company performance. Refer to Regulation S-K Item 402(v)(6).

4.   We note your disclosure that your peer group total shareholder return is based on "NASDAQ Stocks (SIC 3840-3849 US Companies Surgical, Medical, and Dental Instruments and Supplies)." It is unclear whether such peer group is a published industry or line-of-business index. If it is not, please ensure that you disclose in a footnote the identity of the issuers composing the group. Refer to Regulation S-K Item 402(v)(2)(iv).

     Please contact Marion Graham at (202) 551-6521 or Jennifer Zepralka at (202) 551-2243 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program